As filed with the Securities and Exchange Commission on March 19, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TeleTech Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	84-1291044
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

9197 S. Peoria Street
Englewood, CO 80112
(303) 397-8100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Alan Schutzman
Executive Vice President,
General Counsel and Secretary
TeleTech Holdings, Inc.
9197 S. Peoria Street
Englewood, CO 80112
(303) 397-8100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	Registered	Offering Price Per Unit(1)	Aggregate Offering Price	Registration Fee
Common Stock	(1)	(1)	(1)	(1)

(1)	An indeterminate number of shares of common stock to be offered at indeterminate prices is being registered pursuant to this registration statement. The registrant is deferring payment of the registration fee pursuant to Rule 456(b) and is omitting this information in reliance on Rule 456(b) and Rule 457(r).

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued March 19, 2007

5,000,000 Shares

Common Stock

The selling stockholders are offering 5,000,000 shares of common stock of TeleTech Holdings, Inc. See “Selling Stockholders.” We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Our common stock is quoted on the Nasdaq Global Market under the symbol “TTEC”. The last reported sale price of our common stock on March 16, 2007 was $35.45 per share.

The selling stockholders have granted the underwriters the right to purchase an additional 750,000 shares of common stock to cover over-allotments.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

Underwriting
	Price to	Discounts	Proceeds to Selling
	Public	and Commissions	Stockholder

Per Share	$	$	$
Total	$	$	$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about          , 2007.

Citigroup	Morgan Stanley

Merrill Lynch & Co.	Credit Suisse

Co-Managers

Craig-Hallum Capital Group LLC	Janco Partners, Inc.

Financial Advisor

Blackstone Advisory Services L.P.

       , 2007

In this prospectus, “TeleTech,” the “company,” “we,” “us” and “our” refer to TeleTech Holdings, Inc. You should rely only on the information contained or incorporated by reference in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the information incorporated by reference, the “Risk Factors” section and our consolidated financial statements and the notes to those statements.

TeleTech

Our Company

TeleTech is one of the largest and most geographically diverse global providers of business process outsourcing solutions. We have a 25-year history of designing, implementing and managing critical business processes for Global 1000 companies to help them improve their customers’ experience, expand their strategic capabilities and increase their operating efficiencies. By delivering a high-quality customer experience through the effective integration of customer-facing front-office processes with internal back-office processes, we enable our clients to better serve, grow and retain their customer base. We use Six Sigma-based quality methods to design, implement and continually enhance the business processes we deliver to our clients and we also apply this methodology to our own internal operations. We have developed deep domain expertise and support approximately 300 business process outsourcing programs serving approximately 135 global clients in the automotive, communications, financial services, government, healthcare, retail, technology and travel and leisure industries. We typically enter into long-term relationships with our clients which provide us with a recurring revenue stream. Our integrated global solutions are provided by 47,000 employees utilizing 33,600 workstations across 88 business process delivery centers in 17 countries. From 2000 to 2005, we made significant investments in centralizing, standardizing, virtualizing and further automating our worldwide delivery capabilities. This investment enables rapid scaling of our business, improves the quality of global delivery to our clients and reduces the incremental cost of scaling our business. This was accomplished primarily by (i) migrating to a centralized IP-based delivery platform for voice, data and video; (ii) developing a proprietary suite of human capital tools that allow us to attract, screen, hire, train and reward employees at significant scale; (iii) standardizing our worldwide operating practices, and (iv) investing in new, innovative higher-margin offerings including e-commerce solutions and professional and hosted services. Currently, 56% of our workstations are located offshore and 33%, or approximately $400 million, of our 2006 revenue was generated in our offshore delivery centers, representing a 39% increase over our 2005 offshore revenue.

Our Opportunity

Companies around the world are increasingly realizing that the quality of their customer relationships are critical to maintaining their competitive advantage. This realization has driven companies to increase their focus on developing, managing, growing and continuously enhancing their customer relationships.

Additionally, globalization of the world’s economy continues to accelerate. Businesses are now competing on a global basis due to rapid advances in technology and telecommunications that permit cost-effective real-time global communications and ready access to a highly-skilled global labor force. As a result of these developments, companies have increasingly outsourced business processes to third-party providers in an effort to enhance or maintain their competitive position and increase shareholder value through improved productivity and profitability.

The global business process outsourcing industry is large and growing. Based on industry reports, we estimate that companies are spending approximately $5 trillion worldwide on business processes. International Data Corporation has reported that in 2005 companies outsourced $385 billion of business process services globally. This is projected to grow to $618 billion by 2010, representing a 10% compounded annual growth rate. According to Gartner, the portion of business process services outsourced offshore is projected to grow more rapidly from $6.4 billion in 2005 to $42.9 billion by 2009, representing a 61% compounded annual growth rate.

We believe that the global demand for high quality third-party business process services is being fueled by the following trends:

•	Integration of front- and back-office business processes to provide an enhanced customer experience. Companies have realized that integrated business processes allow customer needs to be met more quickly and efficiently resulting in higher customer satisfaction and increasing the likelihood for customers to maintain or increase their relationship. By providing a high-quality customer experience, companies can improve their competitive position and continue to grow and retain their customer base.

•	Increasing percentage of company operations being outsourced to most capable providers. Having experienced success with outsourcing a portion of their business processes, companies are outsourcing a larger percentage of their business processes. Furthermore, companies are outsourcing more complex business processes, recognizing the importance of achieving continuous process improvement and enhanced productivity. To achieve these benefits, companies are consolidating their outsourcing by focusing on third-party providers that have an extensive operating history, global reach, world-class capabilities and an ability to scale and meet their evolving needs.

•	Increasing adoption of outsourcing across broader groups of industries. Early adopters of the business process outsourcing trend, such as the media and communications industries, are being joined by companies in the healthcare, retailing, financial services and other industries. These companies are beginning to adopt outsourcing to improve their business processes and competitiveness.

•	Focus on speed-to-market by companies launching new products or entering new geographic locations. As companies broaden their product offerings and seek to enter new emerging markets, they are looking for outsourcing providers that can give them speed-to-market while reducing their capital and operating risk. To achieve these benefits, companies are seeking service providers with an extensive operating history, an established global footprint and the financial strength to invest in innovation to deliver more strategic capabilities and the ability to scale and meet customer demands quickly.

Our Solution

Over our 25-year operating history, we have developed deep and broad capabilities in delivering integrated front-and back-office processes that enable our clients to more effectively acquire, grow and retain their customer base and improve their overall business performance.

Design, implement and run comprehensive and integrated business process solutions.  We design and implement integrated business processes to enhance and grow our clients’ existing customer bases and to acquire new customers on their behalf. Clients utilize our services to increase profitability, to drive process improvement, to enhance their ability to respond quickly to changes in business strategy and to reduce costs. Our employees interact with our clients’ customers, suppliers, employees and others, depending on the services we provide. The high quality of our voice interactions are an important element and enable many of the business process services we provide. Front office services include customer-facing activities where our employees directly interact with our clients’ customers. Back office services include managing and hosting e-commerce websites; collections, claims, loan, payment and warranty processing; retirement plan administration; product or service provisioning; finance, payroll and accounting services; expense, loyalty, reward and supply chain management; multi-level technical support for products or services; data analysis; and management and workforce recruiting, training and scheduling. Our clients are increasingly realizing the importance of integrating front and back office processes to provide an enhanced customer experience.

Examples of our integrated solutions include the following:

For one of the largest health care insurers in the United States, our employees provide customer service to insured members and health care providers using integrated business processes. Our employees perform claims adjudication services to resolve inquiries on policy coverage, payment appeals and all other claims processing issues. They maintain and update all required back office systems to process claims, expedite claims payments, reconcile denied claims and maintain claims processing history. In addition, we are responsible for processing and reconciling inter-plan healthcare claims.

For one of the world’s largest financial institutions, we provide integrated services in Latin America that span mortgage processing, investments, checking account, savings account, credit card and retirement plan administration. Our retirement plan administration solution for this client includes determining plan qualification, balance transfer processing, and preparation of necessary tax and statement information.

For one of the world’s largest consumer electronics retailers, our services have been used to develop new and enhanced sales channels beyond their traditional brick and mortar locations. We designed, implemented and currently manage six of their private label product websites. For these websites, we manage the front-office customer facing functions as well as integrated e-commerce and back office business processes, including a comprehensive knowledge management system and end-to-end channel reporting. In addition, we have deployed a remotely managed diagnostic and product repair solution whereby our employees remotely diagnose and repair consumer electronic products via a network connection without any phone based interaction.

For one of the world’s largest airlines, we handle general reservations work. Since receiving the reservation assignment in 2005, we have expanded our services to provide a variety of back office functions. Approximately 700 of our employees support loyalty management; scheduling and administering flight attendant travel and training schedules; auditing, validating and reporting flight attendant payroll hours and expenses against flight log information and submitted receipts; auditing vendor invoices to ensure our client is being correctly charged based on negotiated rates; and administering relationships with our client’s largest and most important travel agencies.

Apply Deep Domain Expertise.  Our 25-year operating history has enabled us to develop an extensive repository of industry-specific best practices that can be applied in delivering integrated business processes for our clients. We have developed expertise in many industries including the automotive, communications, financial services, government, healthcare, retail, technology and travel and leisure industries. By focusing on particular industries, we acquire a thorough and deep understanding of the business needs of our clients and we use this expertise to actively identify and sell additional business process outsourcing services to our clients.

Leverage our large and geographically diverse footprint.  We have a large and diversified geographic footprint to serve our approximately 135 global clients. This global platform allows us to provide 24/7 business process delivery year round. We currently operate in 17 countries across 29 languages. Our primary offshore delivery centers, which represent 56% of our current delivery capacity measured by workstations, are located in seven countries: Argentina, Brazil, Canada, India, Malaysia, Mexico and the Philippines. We are well underway in establishing major delivery centers in Costa Rica and South Africa, which we expect to be operational in 2007. Our geographically diverse footprint allows us to rapidly add and maintain a pool of highly qualified employees from several regions around the world to meet the needs of our clients. This geographic diversity mitigates clients’ risks associated with economic and geo-political instability and natural disaster that would be heightened by a more concentrated offshore presence. Some of our clients mitigate their delivery risk by simultaneously utilizing our delivery centers in as many as five separate countries.

Utilize our proprietary IP-based delivery platform.  From 2000 to 2005, we completely transformed our delivery platform and migrated from a decentralized, premise-based hardware and software configuration located in each delivery center to a centralized, standardized IP-based platform. This new IP-based architecture has significantly reduced our capital and technology operating costs while increasing the reliability, scalability, quality, speed-to-delivery, and operational flexibility we provide our clients. The foundation of this private, secure converged network is our six global TeleTech GigaPOP® hosting centers located on four continents which provide secure and reliable communications including voice, video and data traffic to and from our 88 global delivery centers. Through a simple broadband connection to our GigaPOP, we connect our clients to any of our worldwide delivery centers and work-from-home employees to enable us to provide them our solutions. We believe we are the only provider in our industry to currently have this comprehensive global delivery capability. This architecture serves as the foundation for our current and future service offerings and can be rapidly scaled to meet the needs of our clients at a much lower incremental cost than our previous platform. This centralized platform has improved our asset utilization since we use it around-the-clock to serve our clients during different time zones around the world. In addition, we have built redundancy throughout our network infrastructure to reduce our exposure to risk of communications interruptions.

Employ innovative suite of human capital capabilities.  Our employees are crucial to the success of our business. With 47,000 global employees and growing, we have a strong focus on more effectively and efficiently increasing our ability to attract, screen, hire, motivate and retain our employees.

Over the past three years, we have made a significant investment in a proprietary suite of technologies, management methodologies and processes in the areas of talent acquisition, learning services, and performance optimization that are uniformly deployed across our global operations. These capabilities are the culmination of 25 years experience in managing large, global workforces combined with the latest technology, innovation and proven human capital management strategies. This capability has enabled us to deliver a consistent, scalable and flexible workforce that is highly engaged in achieving or exceeding our clients’ outsourcing objectives. Our success in developing this capability for our internal operations has led us to explore marketing our proprietary human capital tools as a standalone product offering on a select basis to our clients.

Our talent acquisition suite consists of our web enabled automated recruiting platform — HirePoint® — and our proprietary selection and assessment platform — MatchPoint™. Together they enable us to target, select and hire the best employees to meet our clients’ needs. Our website, HirePoint.com, provides a complete end-to-end technology and process management tool to effectively target, screen and hire employees while also enabling us to maintain a growing database of qualified personnel for future employment opportunities in either existing markets or markets we may consider entering. MatchPoint™, our proprietary selection and assessment technology, enables us to assess applicants in a variety of real-world settings. TeleTech Learning Services employs training professionals — from instructional designers, to quality assurance specialists, to multimedia developers — to ensure employees receive a complete and thorough training experience. Our goal for each client is a customized curriculum that blends online e-learning and classroom instruction to maximize employee comprehension in a real-world learning environment. Finally, we are able to monitor, manage and incent the performance of our employees using our real-time performance measurement tool, Empower™, resulting in lower attrition and higher productivity and utilization.

Our Strategy

Our objective is to become the world’s largest, most technologically advanced and innovative provider of onshore, offshore and work-from-home business process outsourcing solutions. Companies within the Global 1000 are our primary client targets due to their size, global nature, focus on outsourcing and desire for the global, scalable integrated process solutions that we offer. We have developed, and continue to invest in, a broad set of capabilities designed to serve this growing client need. We aim to further improve our competitive position by investing in a growing suite of new and innovative business process services across our targeted industries. Our business strategy includes the following elements:

Deepen and broaden our relationships with existing clients

We believe there are significant opportunities for additional growth within our existing Global 1000 clients since most of them have outsourced only a limited percentage of their business processes. We intend to leverage our existing relationships to identify and sell additional services that can be outsourced to us. Our clients frequently approach us about developing solutions to address additional operational requirements that will improve their business. In addition, our industry expertise enables us to identify and implement more efficient processes to improve our clients’ competitiveness and profitability.

Win business with new clients and focus on targeted industries where we expect accelerating adoption of business process outsourcing

We have particular expertise in providing business process outsourcing services to customers in the automotive, communications, financial services, government, healthcare, retail, technology and travel and leisure industries. We intend to leverage our in-depth knowledge of these industries to attract new clients in the same industries. In addition, we intend to target new clients in industries, including healthcare, retail and financial services, that we believe will be accelerating their adoption of business process outsourcing.

Continue to invest in innovative proprietary technology

A key element of our strategy is to continue to make significant investments in developing innovative technology that differentiates us from our competitors and our clients’ internal business process capabilities. We have 14 pending patent applications for technology and processes that we have developed. Investing in new proprietary technology provides us with two key benefits. First, we are able to use proprietary technology to create differentiated service offerings that we can deliver to our clients. For example, in 2006, we introduced our TeleTech@Home delivery platform, which is based on proprietary workstation and network infrastructure technologies that enable our employees to service clients from virtually any location in the world. In addition, we use the technology we develop to operate our business more efficiently, driving down our cost structure and further leveraging our infrastructure and scale.

Continue to improve our operating margins

We are focused on improving our operating margins and profitability. Our efforts focus on a number of initiatives, including continuing to increase offshore revenues, increasing the utilization of our workstation capacity, diversifying into higher margin offerings such as our work-from-home and hosted services, leveraging our increased global buying power, continuing to migrate our own back-office requirements to lower cost offshore locations, working actively with governmental authorities to reduce the cost of entry into new markets and further automating our human capital processes.

Selectively pursue acquisitions that extend our capabilities and/or industry expertise

Our intention is to continue to grow organically while selectively pursuing acquisitions that provide us with access to additional client relationships, additional solutions to market to our global clients or cost synergies. We believe that acquisitions can lead to higher utilization of our global delivery platform.

Our Competitive Strengths

We believe clients select us for the following reasons: our 25 year operating history, a focus on long-term client relationships, a flexible go-to-market strategy, successful global recruiting and innovative employee training and development platforms, the scale and diversity of our global delivery, leading-edge technology, our track record and our strengths in continuous process improvement.

Long-term client relationships based on our record of operational excellence in delivering our integrated business processes

We have attracted and retained many Global 1000 clients. We currently have approximately 135 global clients, including four of the Fortune 10. Over the course of these relationships, we have increased the number of services we provide to our clients. Additionally, many of these Global 1000 relationships span many client operating divisions and countries, providing additional opportunities for growth and diversification. We believe that our track record of operational excellence and delivery on the business goals of our clients is one of our strongest competitive advantages and that the quality of our services is a primary factor in our client retention rate of 93% in both 2005 and 2006. We also believe that our size, scale and financial stability attract global clients and differentiate us from smaller less established providers of business process outsourcing services.

Flexible go-to-market strategy

We sell our business process services in a variety of ways depending on client requirements. Our clients can elect to outsource their business process services by using our employees located in our global delivery centers or our work-from-home employees. Alternatively, they can utilize their own workforce and license our global network and proprietary applications, or they can utilize a combination of both. This provides our clients with unmatched flexibility in choosing how our services are delivered.

Innovative human capital strategies

Our employees are a crucial component to the success of our business. Over the past three years we have made a significant investment in a proprietary suite of technologies, management methodologies and processes in the areas of talent acquisition, learning services, and performance optimization. These capabilities are the culmination of 25 years experience in managing large, global workforces combined with the latest technology, innovation and strategy in the field of human capital management. This capability has enabled us to deliver a consistent, scalable and flexible workforce that is highly engaged in achieving or exceeding our clients’ outsourcing objectives.

Scale, diversity and consistency of global delivery

We have the flexibility to serve our clients in any of our on-shore or offshore locations depending on their business process and workforce requirements. Our centralized and virtualized delivery platform along with globally deployed best operating practices assure that we can deliver a consistent, scalable, high-quality experience to our clients’ customers. We provide real-time reporting on performance across the globe to ensure consistency of delivery. Our 88 global delivery centers and work-from-home associates encompass 33,600 workstations and 47,000 employees of which 56% and 76% are outside the United States, respectively. Our “follow-the-sun” model and integrated global systems allow consistent 24/7 support year round to our clients in 29 languages. Our primary offshore delivery locations include Argentina, Brazil, Canada, India, Malaysia, Mexico, and the Philippines, with the Philippines currently being our largest offshore delivery location in terms of the number of workstations utilized. We are well underway with expansion into two new offshore markets including Costa Rica and South Africa and expect to be operational in these countries during 2007. Unlike new, emerging business process outsourcing providers with limited geographic presence, we believe our diversified global delivery model provides our clients with significant risk mitigation to any specific country or region.

Technological excellence

Over the past five years, we have transformed our technology platform by moving to a secure, private 100% IP-based infrastructure. This transformation has enabled us to centralize, standardize and virtualize our worldwide delivery capabilities resulting in improved quality of delivery for our clients along with lower information technology capital and operating expense. The foundation of this platform is our six IP hosting centers known as TeleTech GigaPOPs®, which are located on four continents. These centers provide a fully integrated suite of voice, video and data routing, workforce optimization and customer experience management applications. This enables ‘anywhere to anywhere’ real-time processing of our clients’ business needs from any location around the globe and is the foundation for new, innovative offerings including TeleTech@Home and our suite of human capital solutions. This hub and spoke model enables us to provide our services at the lowest cost while increasing scalability, reliability, redundancy, asset utilization and the diversity of our service offerings. Prior to this technology transformation, each of our delivery centers had dedicated data centers with significant investments in disparate hardware and software maintained by on-site staff, which was costly to operate and maintain and did not provide the level of reliability or failover we now provide. To ensure high end-to-end security and reliability of this critical infrastructure, we monitor and manage the TeleTech GigaPOPs® 24 hours a day, 365 days per year from several strategically located state-of-the-art Global Command Centers.

Focus on continuous process improvement using Six Sigma based quality methods

We use Six Sigma based quality methods for continuous process improvement that we apply to our own internal business processes as well as the business processes we design and implement to provide services to our clients. A Six Sigma quality standard represents a level of 3.4 defects per million opportunities. Applying a Six Sigma approach, we rigorously define the process that we are trying to improve, establish metrics for measuring improvement, analyze the process to identify areas for improvement, implement the improvement and monitor the process for improvement using the metrics established. Our human capital programs reflect the application of this approach to our own business, and we apply this methodology to client assignments.

We train our managers in these methods, and employ dedicated business process and operations experts skilled in applying these methods. We believe that our focus on continuous process improvement and standardized processes results in consistent delivery of high quality service.

*  *  *

Our principal executive offices are located at 9197 S. Peoria Street, Englewood, Colorado 80112 and our telephone number is (303) 397-8100.

THE OFFERING

Common stock offered by the selling stockholders	5,000,000 shares

Common stock outstanding	70,103,437 shares(1)

Over-allotment option	750,000 shares from the selling stockholders

Use of proceeds	TeleTech will not receive any proceeds from sale of common stock in the offering.

Nasdaq Global Market symbol	TTEC

Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 750,000 additional shares of common stock which the underwriters have the option to purchase from the selling stockholders solely to cover over-allotments.

(1)	As of December 31, 2006. Excludes 7,034,638 shares issuable upon the exercise of outstanding options.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operation and the consolidated financial statements and the related notes, each incorporated by reference in this prospectus.

	As of and for the Years Ended December 31,
	2004		2005		2006
	(In thousands except per share amounts)

Statement of Operations Data
Revenue	$1,052,690		$1,086,673		$1,211,297
Cost of services	(774,521)		(812,174	)(3)	(885,602)
Depreciation and amortization	(59,378)		(53,317)		(51,429)
Other operating expenses	(170,323	)(1)	(189,646	)(4)	(201,421	)(7)

Income from operations	48,468		31,536		72,845
Other income (expense)	(14,263	)(2)	680	(5)	(4,459)
Provision for income taxes	(9,464)		(2,516	)(6)	(14,676	)(8)
Minority interest	(738)		(1,542)		(1,868)

Net income	$24,003		$28,158		$51,842

Weighted average shares outstanding
Basic	74,751		72,121		69,184
Diluted	76,109		73,631		70,615
Net income per share
Basic	$0.32		$0.39		$0.75
Diluted	$0.32		$0.38		$0.73
Balance Sheet Data
Cash and cash equivalents	$75,066		$32,505		$60,484
Total assets	$496,795		$522,172		$658,716
Total debt	—		$26,700		$65,000

(1)	Includes the following items: $2.6 million charge related to the impairment of property and equipment in connection with SFAS 144; a $2.1 million charge related to a reduction in workforce and facility exit charges under SFAS 146; and a $1.9 million reversal of part of the sales and use tax liability.

(2)	Includes the following items: $7.6 million one-time charge related to restructuring of our long-term debt; and a $2.8 million one-time charge related to the termination of an interest rate swap agreement.

(3)	Includes a $2.0 million benefit due to revised estimates of self-insurance accruals.

(4)	Includes the following items: a $2.1 million charge related to the impairment of property and equipment in connection with SFAS 144; a $2.1 million charge related to reductions in force; a $2.0 million charge related to facility exit charges in connection with SFAS 146; a $0.6 million impairment loss related to a decision to exit a lease early and to discontinue use of certain software; a $1.0 million benefit due to revised estimates of self-insurance accrual; and a $0.5 million benefit related to revised estimates of restructuring and impairment charges.

(5)	Includes a $1.0 million benefit due to a litigation settlement.

(6)	Includes the following items: a $1.4 million benefit due to the reversal of income tax valuation allowance for Argentina; a $1.4 million benefit due to the reversal of income tax valuation allowance for Brazil; a $9.9 million benefit due to the reversal of U.S. income tax valuation allowance; and a $3.7 million charge related to the repatriation of foreign earnings under a Qualified Domestic Reinvestment Plan.

(7)	Includes the following items: a $1.1 million charge related to reductions in force; a $0.8 million charge related to facility exit costs in connection with SFAS 146; $0.6 million charge related to the impairment of property and equipment in connection with SFAS 144; and a $3.6 million benefit due to revised estimates of self-insurance accruals.

(8)	Includes the following items: a $4.5 million benefit due to the reversal of income tax valuation allowance for Spain; a $1.2 million benefit due to the reversal of income tax valuation allowance for Argentina; and a $3.3 million benefit due to the EHI loss carryforward.

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth or incorporated by reference in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

Our revenues are generated from a limited number of clients

We rely on strategic, long-term relationships with large, global companies in targeted industries. As a result, we derive a substantial portion of our revenue from relatively few clients. Additionally, client consolidations could result in a loss of clients. There can be no assurance that we will not become more dependent on a few significant clients, that we will be able to retain any of our largest clients, that the volumes or profit margins of our most significant programs will not be reduced, or that we would be able to replace such clients or programs with clients or programs that generate comparable revenue and profits.

Our business may be affected by the success of our clients

In substantially all of our client programs, we generate revenue based, in large part, on the amount of time our employees devote to our clients’ customers. Consequently, the amount of revenue generated from any particular client program is dependent upon consumers’ interest in and use of our client’s products and/or services. There can be no assurance that our clients will continue to market products and services or develop new products and services that require them to use our services.

Our financial results may be adversely impacted by the global economy

Our ability to enter into new multi-year contracts with large clients may be impacted by the general macroeconomic environment in which our clients and their customers operate. Weakening economic conditions, both global and local in nature, could result in increased sales cycles, delays in finalizing new business opportunities and slower growth and reduced revenue from existing contracts. An economic downturn could negatively impact the financial condition of our clients, thereby increasing our risk of not receiving payment for services. There can be no assurance that weakening economic conditions or acts of terrorism throughout the world will not adversely impact our results of operations and/or financial position.

Our business is subject to federal, state and international regulations

Changes in U.S. federal, state and international outsourcing requirements, restrictions and disclosures may affect the sale of our services, including expansion of overseas operations. In the U.S., some of our services must comply with various federal and state requirements and regulations regarding the method and practices of placing outbound telephone calls. There can be no assurance that changes in these regulations and requirements, or new restrictive regulations and requirements, will not slow growth of these services or require us to incur substantial costs.

Our success is subject to the terms of our contracts

Most of our contracts do not ensure that we will generate a minimum level of revenue and the profitability of each client program may fluctuate, sometimes significantly, throughout the various stages of a program. Our objective is to sign multi-year contracts with our clients. However, our contracts generally enable the clients to terminate the contract or reduce customer interaction volumes. Our larger contracts generally require the client to pay a contractually agreed amount in the event of early termination. Additionally, certain contracts have performance-related bonus and/or penalty provisions, whereby the client may pay us a bonus or we may have to issue a credit based upon our ability to meet agreed upon performance metrics. There can be no assurance that we will be able to collect early termination fees, avoid performance penalties, or earn performance bonuses.

Our business may be affected by our ability to obtain financing

From time to time, we may need to obtain debt or equity financing for capital expenditures, for payment of existing obligations, or to replenish cash reserves. Additionally, our existing debt agreements require us to comply with certain financial covenants. There can be no assurance that we will be able to obtain debt or equity financing, or that any such financing would be on terms acceptable to us. There can be no assurance that we will be able to meet the financial covenants under our debt agreements or, in the event of noncompliance, will be able to obtain waivers or amendments from the lenders.

Our business may be affected by risks associated with international operations and expansion

An important component of our growth strategy is continued international expansion. There are certain risks inherent with conducting international business including, but not limited to, management of personnel overseas, longer payment cycles, difficulties in accounts receivable collections, difficulties in complying with foreign laws, unexpected changes in regulatory requirements, political and social instability and potentially adverse tax consequences. Any one or more of these or other factors could have a material adverse effect on our international operations and, consequently, on our business, results of operations, or financial condition. There can be no assurance that we will be able to manage our international operations successfully.

Our financial results may be impacted by our ability to find new locations

Our future success will be dependent upon being able to find cost effective locations in which to operate, both domestically and internationally. There is no assurance that we will be able to find cost effective locations, obtain favorable lease terms and build or retrofit facilities in a timely or economic manner.

Our financial results may be adversely affected by increases in business costs

Some of our larger contracts allow us to increase our service fees if and to the extent certain cost or price indices increase. The majority of our expenses are payroll and payroll-related, which includes healthcare costs. Over the past several years, healthcare costs have increased at a rate much greater than that of general cost or price indices. Increases in our service fees that are based upon increases in cost or price indices may not fully compensate us for increases in labor and other costs incurred in providing services. There can be no assurance that we will be able to recover increases in our costs through increased service fees.

Our financial results depend on our ability to manage capacity utilization

Our profitability is influenced significantly by our delivery center capacity utilization. We attempt to maximize utilization. However, because the majority of our business is inbound from customer initiated encounters, we have significantly higher utilization during peak (weekday) periods than during off-peak (night and weekend) periods. We have experienced periods of idle capacity, particularly in our multi-client delivery centers. Historically, we experience idle peak period capacity upon opening a new delivery center or termination or completion of a large client program. On a quarterly basis, we assess the expected long-term capacity utilization of our delivery centers. We may consolidate or close under-performing delivery centers in order to maintain or improve targeted utilization and margins. In the event we close delivery centers in the future, we may be required to record restructuring or impairment charges, which could adversely impact our results of operations. There can be no assurance that we will be able to achieve or maintain optimal delivery center capacity utilization.

Our business operates in a highly competitive market

The market in which we operate is fragmented and highly competitive and competition may intensify in the future. We compete with small firms offering specific applications, divisions of large entities, large independent firms and, most significantly, the in-house operations of clients or potential clients. A number of competitors may develop greater capabilities and resources than ours. Because our primary competitors are the in-house operations of existing or potential clients, our performance and growth could be adversely affected if our existing or potential clients decide to provide in-house business processing services for customer care they currently outsource, or retain or increase their in-house business processing services and product support capabilities. In addition, competitive pressures from current or future competitors also could cause our services to lose market acceptance or result in significant price erosion, which could have a material adverse effect upon our business, results of operations and financial condition. There can be no assurance that additional competitors, some with greater resources than ours, will not enter our market.

Our future success requires continued growth

Continued future growth will depend on a number of factors, including our ability to: (i) initiate, develop and maintain new client relationships; (ii) expand existing client programs; (iii) staff and equip suitable Delivery Center facilities in a timely manner; and (iv) develop new solutions and enhance existing solutions we provide to our clients. There can be no assurance that we will be able to effectively manage expanded operations or maintain our profitability.

Our financial results may be affected by rapidly changing technology

Our business is highly dependent on our computer and telecommunications equipment and software capabilities. Our failure to maintain our technological capabilities or to respond effectively to technological changes could have a material adverse effect on our business, results of operations, or financial condition. Our continued growth and future profitability will be highly dependent on a number of factors, including our ability to: (i) expand our existing solutions offerings; (ii) achieve cost efficiencies in our existing Delivery Center operations; and (iii) introduce new solutions that leverage and respond to changing technological developments. Our ability to effectively market and implement software solutions developed by our Database Marketing and Consulting segment, including recoverability of capitalized costs based on estimated future cash flows, is a factor in our future success. There can be no assurance that technologies or services developed by our competitors will not render our products or services non-competitive or obsolete, that we can successfully develop and market any new services or products, that any such new services or products will be commercially successful, or that the integration of new technological capabilities will achieve their intended cost reductions.

Our success depends on key personnel

Our success will depend upon our ability to recruit, hire and retain experienced executive personnel who can successfully execute our business plans. There can be no assurance that we will be able to hire, motivate and retain highly effective executive employees on economically feasible terms who can successfully execute our business plans.

Our business is dependent on our ability to maintain our workforce

Our success is largely dependent on our ability to recruit, hire, train and retain qualified employees. Our industry is labor-intensive and experiences high employee turnover. A significant increase in the employee turnover rate could increase recruiting and training costs, thereby decreasing operating effectiveness and productivity. Also, if we obtain several significant new clients or implement several new, large-scale programs, we may need to recruit, hire and train qualified personnel at an accelerated rate. We may not be able to continue to hire, train and retain sufficient qualified personnel to adequately staff new business process service programs. In addition, certain Delivery Centers are located in geographic areas with relatively low unemployment rates, which could make it more difficult and costly to hire qualified personnel. There can be no assurance that we will be able maintain our workforce at necessary levels.

Our success may be affected by our ability to complete and integrate acquisitions and joint ventures

We may pursue strategic acquisitions of companies with services, technologies, industry specializations, or geographic coverage that extend or complement our existing business. We may face increased competition for acquisition opportunities, which may inhibit our ability to complete suitable acquisitions on favorable terms. We may pursue strategic alliances in the form of joint ventures and partnerships, which involve many of the same risks as acquisitions as well as additional risks associated with possible lack of control if we do not have a majority ownership position. There can be no assurance that we will be successful in integrating acquisitions or joint ventures into our existing businesses, or that any acquisition or joint venture will enhance our business, results of operations, or financial condition.

Our business depends on uninterrupted service to clients

Our operations are dependent upon our ability to protect our computer and telecommunications equipment and software systems against damage or interruption from fire, power loss, cyber attacks, telecommunications interruption or failure, natural disaster and other similar events. Our operations may also be adversely affected by damage to our facilities resulting from fire, natural disaster, or other events. Additionally, severe weather can cause interruption in our ability to deliver our services, such as when our employees cannot attend work, resulting in a loss of revenue. In the event we experience a temporary or permanent interruption at one or more of our locations (including our corporate headquarters building), through the reasons noted above or otherwise, our business could be materially adversely affected and we may be required to pay contractual damages or face the loss of certain clients altogether. We maintain property and business interruption insurance. However, there can be no assurance that such insurance will adequately compensate us for any losses we may incur.

Our financial results may experience variability

We experience quarterly variations in operating results because of a variety of factors, many of which are outside our control. In addition, we make decisions regarding staffing levels, investments and other operating expenditures based on our revenue forecasts. If our revenue is below expectations in any given quarter, our operating results for that quarter could be materially adversely affected. There can be no assurance that future quarterly or annual operating results will reflect past operating results.

Our financial results may be impacted by foreign currency exchange risk

We serve an increasing number of our clients from delivery centers in other countries including Argentina, Brazil, Canada, India, Malaysia, Mexico and the Philippines. Contracts with these clients are typically priced in the currency of the contracting subsidiary while the costs incurred to operate these delivery centers are denominated in the foreign currency of the operating subsidiary, thereby representing a foreign currency exchange risk to us.

Although we enter into financial hedge instruments for certain foreign currencies, we do not hedge 100% of these risks. If the functional currency of the contracting subsidiary weakens, the operating income of the operating subsidiary delivery centers, once translated into the functional currency of the operating subsidiary, decreases in comparison to prior years to the extent we have not hedged 100%.

In addition, if the U.S. dollar were to materially weaken against any of the functional currencies of our subsidiaries, our financial results may be adversely impacted. While our hedging strategy effectively offset a portion of these foreign currency changes during 2006, there can be no assurance that we will continue to successfully hedge this foreign currency exchange risk or that the U.S. dollar will not materially weaken.

Our financial results may be adversely impacted by our database marketing and consulting segment

Prior to 2005, our Database Marketing and Consulting segment had historically experienced high levels of profitability. During 2005 and 2006, the segment reported an operating loss. We have plans to return this segment to profitability. There can be no assurance that we will be successful in executing our plans to return this segment to prior levels of profitability. We have approximately $13.4 million of goodwill recorded for this segment whose ultimate recoverability is dependent upon the profitability of this segment. Our results of operations or financial condition may be adversely impacted if we are unable to return that segment to profitability.

Our Chairman and Chief Executive Officer will have practical control over all matters requiring action by our stockholders

Following the offering, Kenneth D. Tuchman, our Chairman and Chief Executive Officer, will beneficially own approximately 45.6% of our common stock. As a result, Mr. Tuchman will have practical control over all matters requiring action by the Company’s stockholders, including the election of our entire Board of Directors. It is unlikely that a change in control of our company could be effected without his approval.

Unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation and cause us to lose clients.

We may receive access to sensitive personal data in connection with our services and we may be liable to our clients or their customers with respect to breaches of our obligation to keep the information we receive from them confidential. We take precautions to protect confidential client and customer data. However, if any person, including any of our employees, mismanages or misappropriates sensitive data, we could be subject to liability and lawsuits from our clients or their own customers. Unauthorized disclosures of confidential information could have a negative impact on our reputation, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks Relating to Our Common Stock

You may encounter volatility in the market price for our common stock

The trading price of our common stock has been volatile and may be subject to wide fluctuations in response to, among other factors, the following:

•	actual or anticipated variations in our quarterly results;

•	announcements of new contracts or contract cancellations;

•	changes in financial estimates by securities analysts;

•	our ability to meet the expectations of securities analysts;

•	conditions or trends in the business process outsourcing industry;

•	changes in the market valuations of other business process outsourcing companies;

•	developments in countries where we have significant delivery centers, GigaPOPs or operations; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, the Nasdaq Global Market and the market for business process outsourcing companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry factors may materially and adversely affect our stock price, regardless of our operating performance.

You may suffer significant dilution as a result of our outstanding stock options and our equity incentive programs

We have adopted benefit plans for the compensation of our employees and directors under which options to purchase our stock have been and may be granted. Options to purchase approximately 7.0 million shares of our common stock were outstanding as of December 31, 2006, of which approximately 3.2 million were exercisable. The large number of shares issuable upon exercise of our options and other equity incentive grants to our employees could have a significant depressing effect on the market price of our stock and cause dilution to the earnings per share of our common stock.

Sales of a substantial amount of our common stock could cause our stock price to fall

Sales of a substantial number of shares of our common stock, or the public perception that such sales may occur, could cause the market price of our common stock to fall. Mr. Kenneth Tuchman, our Chairman and Chief Executive Officer, and entities associated with Mr. Tuchman will own approximately 45.6% of our common stock after the completion of the offering. After the expiration of the lock up provided in connection with the offering, these shares may be sold under Rule 144 under the Securities Act. In general, under Rule 144 as currently in effect, Mr. Tuchman and his related entities will be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 700,000 shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that may be sold under Rule 144, if any, since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 based on expectations and projections current at the time the forward looking statements were made. Statements that are not historical facts, including those about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, and involve important risks and uncertainties that are difficult to predict and may be based on assumptions that prove to have been unwarranted. We discuss some of the risks and uncertainties that could affect our business in “Risk Factors.” We caution investors not to place undue reliance on these forward-looking statements, as they are current only as of the date they were made. In particular, we caution you that our actual financial results and margins may differ materially from our financial goals. We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The selling stockholders are selling all of the shares of common stock in this offering and we will not receive any proceeds from the sale of the shares. We will pay the expenses of the offering, which we estimate to total approximately $500,000.

DIVIDEND POLICY

We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Market under the symbol “TTEC.” The following table sets forth the range of the high and low sales prices per share of the common stock for the periods indicated as reported on the NASDAQ Global Market.

	High	Low

Year Ending December 31, 2005
First Quarter	$13.04	$9.08
Second Quarter	12.94	7.34
Third Quarter	10.02	7.67
Fourth Quarter	12.56	9.83
Year Ending December 31, 2006
First Quarter	$13.01	$10.96
Second Quarter	13.79	11.03
Third Quarter	15.95	10.90
Fourth Quarter	23.97	14.94
Year Ending December 31, 2007
First Quarter (through March 16)	$36.47	$23.90

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each incorporated by reference in this prospectus.

As of
December 31,
2006
(In thousands)
Line of credit	$65,000
Stockholders’ equity:
Preferred Stock, $0.01 par value, 10,000,000 shares authorized; no shares outstanding	—
Common Stock, $0.01 par value, 150,000,000 shares authorized; 70,103,437 shares outstanding(1)	701
Additional paid-in capital	162,519
Accumulated other comprehensive income	5,730
Retained earnings	194,457

Total stockholders’ equity	363,407

Total capitalization	$428,407

(1)	Excludes 7,034,638 shares of common stock issuable upon exercise of outstanding options.

MANAGEMENT

The following table sets forth information regarding the executive officers of TeleTech, as of December 31, 2006:

Name	Position	Age

Kenneth D. Tuchman	Chairman and Chief Executive Officer	47
James E. Barlett	Vice Chairman	63
Brian Delaney	Executive Vice President of Global Service Delivery	49
Kamalesh Dwivedi	Executive Vice President and Chief Information Officer	51
John Simon	Executive Vice President of Global Human Capital	42
Alan Schutzman	Executive Vice President, General Counsel and Secretary	50
John R. Troka, Jr.	Vice President of Finance — Global Operations and Interim Chief Financial Officer	44

Mr. Tuchman founded TeleTech’s predecessor company in 1982 and has served as the Chairman of the Board of Directors since TeleTech’s formation in 1994. Mr. Tuchman served as the Company’s President and Chief Executive Officer from the Company’s inception until October 1999. In March 2001, Mr. Tuchman resumed the position of Chief Executive Officer. Mr. Tuchman is also a member of the Board of Directors for the Center for Learning and Leadership.

Mr. Barlett was elected to the Board of Directors of TeleTech in February 2000 and has served as Vice Chairman of TeleTech since October 2001. Before joining TeleTech as Vice Chairman, Mr. Barlett served as the President and Chief Executive Officer of Galileo International, Inc. from 1994 to 2001, was elected Chairman in 1997 and served until 2001. Prior to joining Galileo International, Inc., Mr. Barlett served as Executive Vice President of Worldwide Operations and Systems for MasterCard International Corporation, where he was also a member of the MasterCard International Operations Committee. Previously, Mr. Barlett was Executive Vice President of Operations for NBD Bancorp, Vice Chairman of Cirrus, Inc. and a partner with Touche Ross and Co., currently known as Deloitte and Touche. Mr. Barlett also serves on the Board of Directors of Korn/Ferry International, Covansys Corporation and Celanese Corporation.

Mr. Delaney joined TeleTech as Vice President of Technology in December, 2002 and moved into the Senior Vice President, North America Operations position in January, 2004. Since October, 2005, Mr. Delaney has been operating as the Executive Vice President of Global Service Delivery. Mr. Delaney is a member of the Board of Trustees for the National 4-H Council.

Mr. Dwivedi joined TeleTech in August, 2003 as Executive Vice President and Chief Information Officer (“CIO”). Prior to joining TeleTech, Mr. Dwivedi was Vice President and CIO of ADC Telecommunications, a global manufacturer of broadband equipment to the telecom and cable industries. Prior to ADC, he was the CIO of Scientific-Atlanta, now a division of Cisco and a global manufacturer and supplier of integrated technology products in video, voice and data to telecom and cable industries.

Mr. Simon joined TeleTech in 1999 and served as TeleTech’s Associate General Counsel. In 2001 he became Senior Vice President of Global Human Capital. Mr. Simon also temporarily served as TeleTech’s interim General Counsel. Beginning in October, 2005, Mr. Simon was promoted to Executive Vice President of Global Human Capital. Prior to joining TeleTech, Mr. Simon was a partner at the New York law firm Hallenbeck, Lascell, Norris and Heller. Mr. Simon’s private law practice focused on litigating employment and commercial matters, as well as business counseling for institutional clients. Mr. Simon holds an undergraduate degree from Colorado College and a law degree from Georgetown University.

Mr. Schutzman joined TeleTech in July 2006 as Executive Vice President, General Counsel and Secretary. From September 2003 through March 2006, Mr. Schutzman was Senior Vice President, General Counsel and Secretary of Concord Camera Corp. From January 2001 until September 2001, he served as Associate General

Counsel of Jacuzzi Brands, Inc. (“Jacuzzi”) and Vice President, Associate General Counsel and Assistant Secretary of Jacuzzi from September 2001 through September 2003. During the Fall 2005 Semester, Mr. Schutzman served as an Adjunct Professor of Law at the Shepard Broad Law Center, Nova Southeastern University, in Fort Lauderdale, Florida where he taught a corporate workshop on mergers and acquisitions.

Mr. Troka was named TeleTech’s Interim Chief Financial Officer in August 2006 and has served as TeleTech’s Vice President of Global Finance since joining the company in 2002. Prior to joining TeleTech, Mr. Troka was Vice President of Finance for Qwest Communications, formerly known as US West Communications.

New Employment Contract with Mr. Tuchman

We are currently planning on implementing a new five-year employment contract with Mr. Tuchman, our Chairman and Chief Executive Officer.

SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2006, by the selling stockholders. Mr. Kenneth D. Tuchman, a selling stockholder, is our Chairman and Chief Executive Officer. The Tuchman Family Irrevocable Trust, a selling stockholder, is a trust for the benefit of Mr. Tuchman’s children, parents, siblings, nieces and nephews.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to shares of our common stock and includes the shares that a person has the right to acquire within 60 days of December 31, 2006. Shares that a person has the right to acquire within 60 days are deemed outstanding for computing the percentage of the person holding such options, but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 70,103,437 shares of common stock outstanding as of December 31, 2006.

						Shares Beneficially Owned
						After the Offering(1)
	Shares Beneficially Owned			Number		Common Stock
Name and Address of	Before the Offering			of Shares		Beneficially
Selling Stockholders	Number		Percent	Being Offered		Owned	Percent

Kenneth D. Tuchman	37,463,465	(2)	52.7	5,000,000	(3)	32,463,465	45.6
c/o TeleTech Holdings, Inc.
9197 S. Peoria Street,
Englewood, CO 80112
Tuchman Family Irrevocable Trust	17,911		*	17,911		0	0
5251 DTC Parkway
Suite 995
Englewood, CO 80111

*	Represents less than 1%.

(1)	Assumes no exercise of the underwriters’ over-allotment option. If the over-allotment option were exercised in full, Mr. Tuchman would beneficially own 31,713,465 shares of our common stock after the offering representing 44.6% of our common stock. See “Underwriting.”

(2)	Includes 37,035,449 shares subject to sole voting and investment power (including 1,040,000 shares of our common stock that Mr. Tuchman may purchase under vested and exercisable options) and 428,016 shares subject to shared voting and investment power. The shares being offered include shares held by trusts, limited partnerships, limited liability limited partnerships and foundations associated with Mr. Tuchman. Mr. Tuchman disclaims beneficial ownership of 300,000 shares held by the Tuchman Family Foundation, 18,016 shares held by a trust for the benefit of Mr. Tuchman’s nieces and nephews and 10,000 shares held by Mr. Tuchman’s spouse.

(3)	The shares of our common stock being offered for sale under this prospectus consist of the following: (i) 4,475,194 shares of our common stock (5,225,194 shares of our common stock if the over-allotment option were exercised in full) offered by KDT Family, LLLP, a Colorado registered limited liability limited partnership controlled by Mr. Tuchman; (ii) 106,895 shares of our common stock offered by Tuchman Limited Liability Limited Partnership, a Colorado registered limited liability limited partnership controlled by Mr. Tuchman; (iii) 100,000 shares of our common stock offered by Kenra Family, LLP, a Colorado registered limited liability partnership controlled by Mr. Tuchman and, a charitable remainder trust and a corporation which manages Mr. Tuchman’s personal investments; and (iv) 300,000 shares of our common stock offered by the Tuchman Family Foundation, a Colorado nonprofit corporation controlled by Mr. Tuchman.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

The following descriptions are summaries of the material terms of our Certificate of Incorporation and By-laws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our Certificate of Incorporation and By-laws and applicable law.

Common Stock

As of December 31, 2006, there were 70,103,437 shares of common stock outstanding which were held of record by 600 stockholders. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders may not cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See “Dividend Policy.” In the event of liquidation, dissolution or winding up of TeleTech, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority to issue our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of TeleTech without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, TeleTech has no preferred stock outstanding.

Anti-Takeover Effects of Delaware Law

TeleTech is subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to TeleTech and, accordingly, may discourage attempts to acquire TeleTech even though such a transaction may offer TeleTech’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

Stockholder Action; Special Meeting of Stockholders

Our By-laws provide that stockholders may take action at a duly called annual or special meeting of stockholders or by written consent. In addition, our By-laws provide that special meetings of our stockholders may be called only by the chairman of the board of directors, our president, any of our vice presidents or by our secretary upon the request of a majority of our board of directors.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder.” A “non-U.S. holder,” for U.S. federal income tax purposes, is a person or entity that is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

Special rules may apply to certain non-U.S. holders, such as “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax. Such holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders are urged to consult their own tax advisors with respect to the particular tax consequences to them of purchasing, owning and disposing of common stock, including the consequences under the laws of any state, local or non-U.S. jurisdiction.

Dividends

As discussed under “Dividend Policy” above, the company does not currently expect to pay dividends. In general, if distributions are made with respect to the common stock, such distributions will be treated as dividends to the extent of the company’s current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds the company’s current and accumulated earnings and profits will first be applied in reduction of the non-U.S. holder’s tax basis in the common stock, and to the extent such portion exceeds the non-U.S. holder’s tax basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder generally will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax generally does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax on a net-income basis as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•	the company is or has been a U.S. real property holding corporation, as determined under the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter (the “five-year period”), and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs and provided that the non-U.S. holder held, directly or indirectly at any time during the five-year period, more than five percent of our common stock.

The company does not believe that it has been or currently is, and does not anticipate becoming, a U.S. real property holding corporation, as determined under the Code.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding tax requirements. Compliance with the certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are acting as joint bookrunning managers of the offering, and as representatives of the underwriters named below. We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions stated in that underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares

Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Craig-Hallum Capital Group LLC
Janco Partners, Inc.

Total	5,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other customary conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option described below) if they purchase any of them.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the public offering price less the underwriting discount. If any shares are purchased pursuant to this option, each underwriter must purchase a number of additional shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid by the selling stockholders to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $      per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $      per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives of the underwriters may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

Our officers and directors and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, subject to certain extensions, they will not, without the prior written consent of each of Citigroup and Morgan Stanley & Co. Incorporated, dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, subject to certain exceptions. In addition, our chief executive officer has agreed that, for a period of 120 days from the date of this prospectus, subject to certain extensions, he will not, without the prior written consent of each of Citigroup and Morgan Stanley & Co. Incorporated, dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, subject to certain exceptions. Citigroup and Morgan Stanley & Co. Incorporated, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the 90-day period following the date of this prospectus (subject to certain extensions). We may, however, (1) grant options to purchase shares of common stock and issue shares of common stock under our existing equity incentive plans, (2) issue common stock upon the conversion of securities or the exercise of warrants or options outstanding or granted under our existing equity incentive plans, and (3) issue common stock in connection with acquisitions of businesses or assets.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, which we refer to as Qualified Investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented, warranted and agreed that:

•	(1) It has not offered or sold and will not offer or sell our common stock in Hong Kong SAR by means of this prospectus or any other document, other than to persons whose ordinary business involves buying or selling shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong SAR), and (2) unless it is a person who is permitted to do so under the securities laws of Hong Kong SAR it has not issued or held for the purpose of issue in Hong Kong and will not issue or hold for the purpose of issue in Hong Kong SAR this prospectus, any other offering material or any advertisement, invitation or document relating to the common stock, otherwise than with respect to common stock intended to be disposed of to persons outside Hong Kong SAR or only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or as agent;

•	the shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the common stock in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law; and

•	the prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription of purchase, of the common stock, may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Our common stock is currently listed on the Nasdaq Global Select Market under the symbol “TTEC.”

In connection with the offering, one or more of the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales made in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares. The underwriters may close out any covered short position by exercising their option to purchase additional shares or purchasing shares in the open market after the distribution has been completed. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option. The underwriters may also make “naked” short sales of shares in excess of their option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock and may stabilize, maintain or otherwise affect the market price of our shares. As a result, the price of the common stock may be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Select Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the total expenses of this offering, excluding discounts and commissions, will be approximately $500,000.

The underwriters may, from time to time, perform various financial advisory and investment banking services for us in the ordinary course of their business, for which they may receive customary fees and expenses.

A prospectus in electronic format may be made available either on the websites maintained by one or more of the underwriters or in another manner. The representatives may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. The representatives will allocate shares of our common stock to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares of our common stock may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Blackstone Advisory Services L.P. is acting as our financial advisor, but is not participating in the offering as an underwriter.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered hereby will be passed upon for TeleTech by Davis Polk & Wardwell, New York, New York and for the Underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

Our consolidated financial statements appearing in our annual report on Form 10-K for the year ended December 31, 2006, and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed by us with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus:

(a)	our Annual Report on Form 10-K for the year ended December 31, 2006;

(b)	our Current Reports on Form 8-K dated February 22, 2006, December 11, 2006, January 22, 2007 and February 15, 2007; and

(c)	the information set forth under the captions “Proposal 1: Election of Directors”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management” and “Independent Audit Fees For 2005” from our Proxy Statement filed with the SEC on April 14, 2006.

You may request a copy of these filings at no cost, by writing or telephoning TeleTech Holdings, Inc., 9197 S. Peoria Street, Englewood, Colorado 80112, Attention: Corporate Secretary, 303-397-8100.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the securities being registered hereby.

	Amount to be
	Paid

Registration fee	$0	*
Printing	40,000
Legal fees and expenses (including Blue Sky fees)	175,000
Accounting fees and expenses	75,000
Miscellaneous	210,000

TOTAL	$500,000

*	Omitted because the registration fee is being deferred pursuant to Rule 456(b).

Item 15.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Eight of the Registrant’s Certificate of Incorporation and Article XI of the Registrant’s By-laws each provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 16.	Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Document

1.1	Form of Underwriting Agreement*
5.1	Opinion of Davis Polk & Wardwell
23.1	Consent of Ernst & Young LLP
23.2	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of the Registration Statement)

*	To be filed by amendment

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to

Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on March 19, 2007.

TeleTech Holdings, Inc.

By:	/s/ Kenneth D. Tuchman
Kenneth D. Tuchman
Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth D. Tuchman, John R. Troka, Jr. and Alan Schutzman, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kenneth D. Tuchman Kenneth D. Tuchman	Principal Executive Officer Chief Executive Officer and Chairman of the Board	March 19, 2007

/s/ John R. Troka, Jr. John R. Troka, Jr.	Principal Financial Officer and Principal Accounting Officer Vice President Finance — Global Operations and Interim Chief Financial Officer	March 19, 2007

/s/ James E. Barlett James E. Barlett	Director	March 19, 2007

/s/ Ruth C. Lipper Ruth C. Lipper	Director	March 19, 2007

/s/ William A. Linnenbringer William A. Linnenbringer	Director	March 19, 2007

/s/ Shrikant Mehta Shrikant Mehta	Director	March 19, 2007

/s/ Shirley Young Shirley Young	Director	March 19, 2007

EXHIBIT INDEX

Exhibit No.	Document

1.1	Form of Underwriting Agreement*
5.1	Opinion of Davis Polk & Wardwell
23.1	Consent of Ernst & Young LLP
23.2	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of the Registration Statement)

*	To be filed by amendment